UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2026

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Decision on Spin-off (Key Management Matters of a Subsidiary)

On August 27, 2026, the Board of Directors of SK Broadband Co., Ltd., a consolidated subsidiary of SK Telecom Co., Ltd. (“SK Telecom”), resolved to approve the proposed plan (the “Spin-off Plan”) to establish a new company (the “Spin-off Company”) through a horizontal spin-off (the “Spin-off”) of its businesses engaged in the provision of data center (including content delivery network (“CDN”) services) and proprietary subsea cable-based international leased line services (the “Spin-off Businesses”). The following sets forth certain material details of the Spin-off Plan:

1.	Method of Spin-off

(1)

Pursuant to Articles 530-2 through 530-11 and Article 530-13 of the Commercial Code of Korea, SK Broadband Co., Ltd. (the “Company” and, following the completion of the Spin-off, the “Surviving Company”) intends to establish the Spin-off Company through a simple horizontal spin-off of the Spin-off Businesses. The Surviving Company will remain as an unlisted company, and the Spin-off Company will also be an unlisted company upon its establishment.

	Company Name	Business
Surviving Company	SK Broadband Co., Ltd.	All businesses other than the Spin-off Businesses

Spin-off Company	SK Horizon Co., Ltd. (tentative)	Spin-off Businesses

Notes:

(1)

The name of the Spin-off Company may be changed at the extraordinary meeting of the Company’s shareholders to approve the Spin-off Plan (the “Spin-off EGM”) or at the inaugural general meeting of shareholders of the Spin-off Company.

(2)	The businesses of the Surviving Company and the Spin-off Company will be determined by the articles of incorporation of the respective companies.

(2)	The date of the Spin-off will be February 1, 2027 (scheduled for 00:00, Korea Standard Time), which remains subject to change by the resolution of the board of directors of the Company.

(3)

The Spin-off will take place pursuant to a special resolution of the Company’s shareholders in accordance with Article 530-3, Sections 1 and 2 of the Commercial Code of Korea. Pursuant to Article 530-9, Section 1 of the Commercial Code of Korea, each of the Spin-off Company and the Surviving Company will be jointly liable for the liabilities (including all obligations, and the same shall apply throughout the Spin-off Plan) of the Company incurred prior to the Spin-off.

(4)

With respect to the joint liabilities of the Surviving Company and the Spin-off Company in relation to the Company’s liabilities incurred prior to the Spin-off as set forth in Paragraph (3) above, in the event that the Surviving Company discharges any liability to which the Spin-off Company was to succeed pursuant to the Spin-off Plan, or the Spin-off Company is otherwise released from any such liability through an outlay of funds by the Surviving Company, the Surviving Company will have a right of recovery against the Spin-off Company. In the event that the Spin-off Company discharges any liability which was to remain with the Surviving Company pursuant to the Spin-off Plan, or the Surviving Company is otherwise released from any such liability through an outlay of funds by the Spin-off Company, the Spin-off Company will have a right of recovery against the Surviving Company.

(5)

Assets and liabilities to be transferred to the Spin-off Company pursuant to the Spin-off will be as provided in Article 4, Paragraph (7) of the Spin-off Plan and, in case of any ambiguity, subject to Paragraphs (6) through (12) below.

(6)

Except for assets that, by their nature or pursuant to applicable law, cannot be transferred and will therefore remain with the Surviving Company, any and all active and passive assets and liabilities, other rights and obligations (including those under public law), and anything of value (including all licenses and permits, employment relationships, contractual relationships and litigations) of the Company shall, with respect to matters set forth in the list of properties to be transferred as set forth in the Spin-off Plan (the “List of Transferred Properties”), be allocated in accordance with such List of Transferred Properties and, with respect to matters not set forth in the List of Transferred Properties, shall in principle belong to the Spin-off Company if it exclusively or primarily relates to the Spin-off Businesses and to the Surviving Company if it exclusively or primarily relates to any business other than the Spin-off Businesses, unless otherwise determined by the board of directors of the Company or the representative director acting pursuant to authority delegated by the board of directors of the Company.

(7)

Except for those allocated pursuant to Paragraph (6) above, any liabilities relating to the business of the Company that arise or accrue after the date of the Spin-off but due to an act or event taking place prior to such date, or any such liabilities (including contingent liabilities under public or private law and all other liabilities) that had already arisen or accrued prior to such date but are not reflected in the Spin-off Plan for any reason (including failure to become aware of such liabilities) shall belong to the Spin-off Company if the act or event giving rise to the liability exclusively or primarily relates to the Spin-off Businesses, and to the Surviving Company if such act or event exclusively or primarily relates to any business other than the Spin-off Businesses. In the event that it is difficult to determine whether an underlying act or event relates to the Spin-off Businesses, the related liability shall be shared between the Spin-off Company and the Surviving Company in proportion to the ratio of net assets to be allocated to the Spin-off Company and the Surviving Company pursuant to the Spin-off (provided that, where the nature of the liability allows for the calculation of a ratio of allocation between the Spin-off Businesses and other businesses, such ratio shall apply).

(8)

Except for those allocated pursuant to Paragraph (6) above, any claims or other rights relating to the business of the Company that arise or accrue after the date of the Spin-off but due to an act or event taking place prior to such date, or any other such claims or other rights (including contingent rights under public or private law and all other claims and rights) that had already arisen or accrued prior to such date but are not reflected in the Spin-off Plan for any reason (including failure to become aware of such claims or rights) shall be treated in the same manner as set forth in the preceding Paragraph (6). Furthermore, in the event any such claim or right under public or private law is allocated to either of the Surviving Company or the Spin-off Company contrary to the provisions of this Paragraph, the company to which such claim or right is allocated shall transfer such claim or right to the company to which such claim or right would belong pursuant to this Paragraph.

(9)

Any contract to which the Company is a party that is entered into prior to the date of the Spin-off shall in principle belong to the Spin-off Company if it exclusively or primarily relates to the Spin-off Businesses, and to the Surviving Company if it exclusively or primarily relates to any business other than the Spin-off Businesses. However, if a contract directly relates to a specific asset, it shall be allocated in accordance with the allocation of such specific asset. In the event that a contract relates to both the Spin-off Businesses and other businesses but the Spin-off Business portion and other business portion of such contract cannot be separated, such contract shall be deemed to remain with the Surviving Company, and to the extent transfer to the Spin-off Company is necessary, such matter shall be addressed by mutual discussion of the Surviving Company and the Spin-off Company.

(10)

For purposes of determining the assets, liabilities and capital of the Spin-off Company, all assets, contracts, rights, responsibilities and obligations of the Company that belong or relate directly or indirectly to the Spin-off Businesses shall in principle be allocated to the Spin-off Company, and anything not belonging to the Spin-off Businesses shall in principle be allocated to the Surviving Company. Furthermore, the amounts of the assets, liabilities and capital of the Surviving Company and the Spin-off Company shall be determined by taking into account collectively the future operational and investment plans of the Surviving Company and the Spin-off Company and the requirements under applicable laws and regulations.

(11)

Any lawsuits to which the Company is a party that are commenced prior to the date of the Spin-off shall belong to the Spin-off Company if it relates to the Spin-off Businesses, and to the Surviving Company if it relates to any business other than the Spin-off Businesses.

(12)

Notwithstanding Paragraphs (6) through (8) above, any and all claims and obligations arising from business periods prior to the date of the Spin-off in connection with the Spin-off Businesses relating to (i) accrued interest expense, (ii) accrued interest income, (iii) corporate income tax and local income tax and, (iv) value-added tax shall not be allocated to the Spin-off Company and shall remain with the Company. The Company shall directly pay any interest arising from business periods prior to the date of the Spin-off and shall directly file, pay and receive refunds with respect to corporate income tax, local income tax and value-added tax, and the rights and obligations relating thereto shall not be succeeded to by the Spin-off Company.

2. Purpose of the Spin-off

(1)

The Company intends to separate the entirety of the Spin-off Businesses from the Company’s remaining businesses through a simple horizontal spin-off in order to enhance the specialization of such businesses and strengthen management efficiency.

3. Material Effects or Impact of the Spin-off

(1)

By establishing a corporate governance structure that enables timely and professional decision-making that is appropriate for the characteristics of each of the Company’s business areas, the Company intends to strengthen competitiveness and concentrate its capabilities on specialized business areas in order to diversify management risks.

(2)

Through the Spin-off, the Surviving Company and the Spin-off Company will secure independence between their respective businesses, thereby facilitating focused investment in core businesses through specialization, diversifying management risks, increasing sustainable growth potential and enhancing corporate value.

4.	Spin-off Ratio

The ratio of the Spin-off (the “Spin-off Ratio”) was calculated by dividing the book value of the net assets of the Spin-off Company by the book value of the net assets of the Company prior to the Spin-off, based on the Company’s statement of financial position as of March 31, 2026.

Spin-off Ratio
Surviving Company	0.8351323
Spin-off Company	0.1648677

Notes: Basis of calculation of the Spin-off Ratio (Spin-off Company): net assets of the Spin-off Company (Won 475,816,816,055) / net assets of the Company prior to the Spin-off (Won 2,886,053,220,578) = 0.1648677

5.	Business and Properties to be Transferred in the Spin-off

(1)

In accordance with the Spin-off Plan, the Company will transfer any and all active and passive assets and liabilities, other rights and obligations (including those under public law), and anything of value (including all licenses and permits, employment relationships, contractual relationships and lawsuits) of the Company in relation to the Spin-off Businesses (collectively, the “Spin-off Assets and Liabilities”) to the Spin-off Company under the Spin-off. However, any right or obligation relating to the Spin-off Businesses, the transfer of which pursuant to the Spin-off is not permissible under applicable law or due to its nature (including where the approval, permission or acceptance of a report by a governmental authority that is required for such transfer cannot be obtained), will be deemed to remain with the Surviving Company, and the transfer of any such right or obligation (to the extent its transfer to the Spin-off Company is necessary) will subsequently be addressed by mutual discussion of the Surviving Company and the Spin-off Company. The Surviving Company shall provide all necessary assistance (including entering into relevant contracts) to enable the Spin-off Company to continue conducting the Spin-off Businesses as conducted prior to the Spin-off.

(2)

The Spin-off Assets and Liabilities will be as set forth in Attachment 1 (Spin-off Statement of Financial Position) and Attachment 2 (List of Transferred Properties) to the Spin-off Plan, which were prepared as of March 31, 2026. Any increases or decreases in such assets or liabilities prior to the date of the Spin-off shall be reflected in the Spin-off Statement of Financial Position and the List of Transferred Properties.

(3)

The final values of the specific line items of the Spin-off Assets and Liabilities referenced in the preceding subparagraph are subject to change upon the final determination of the composition of the Spin-off Assets and Liabilities.

(4)

Any changes in assets or liabilities arising due to the operations or financial activities of the Spin-off Businesses, the implementation of the Spin-off Plan, changes in applicable laws or accounting standards, or other changes in the value of any of the Spin-off Assets and Liabilities prior to the date of the Spin-off, or any discovery of an asset or liability that is omitted or incorrectly reflected in the List of Transferred Properties, may subsequently be corrected or recorded. All changes pursuant to the preceding sentence shall be reflected in the Spin-off Statement of Financial Position and the List of Transferred Properties.

(5)

Any and all real properties of the Company relating to the Spin-off Businesses that will be transferred to the Spin-off Company are set forth in Attachment 3 (List of Transferred Real Properties) to the Spin-off Plan. Any and all lawsuits to which the Company is a party relating to the Spin-off Businesses that will be transferred to the Spin-off Company are set forth in Attachment 6 (List of Transferred Lawsuits) to the Spin-off Plan. Any and all investment securities of the Company relating to the Spin-off Businesses that will be transferred to the Spin-off Company are set forth in Attachment 7 (List of Transferred Investment Securities) to the Spin-off Plan. In the event of any discovery of an omission or incorrect inclusion of any real property, lawsuit or investment security in the applicable list, any such item shall belong to the Spin-off Company if it relates to the Spin-off Businesses, and to the Surviving Company if it relates to any business other than the Spin-off Businesses.

(6)

All intellectual property rights (including patents, utility model rights, trademarks, design rights, copyrights and trade secrets) held domestically or internationally prior to the date of the Spin-off by the Company, regardless of whether such rights are registered and including any and all rights and obligations relating thereto (including the rights to file applications for the registration of patents, utility model rights and design rights), shall belong to the Spin-off Company if it relates to the Spin-off Businesses, and to the Surviving Company if it relates to any business other than the Spin-off Businesses. The intellectual property rights to be transferred to the Spin-off Company are set forth in Attachment 4 (List of Transferred Intellectual Property Rights) to the Spin-off Plan. In the event of any discovery of an omission or incorrect inclusion of any intellectual property right in such list, any such item shall belong to the Spin-off Company if it relates to the Spin-off Businesses, and to the Surviving Company if it relates to any business other than the Spin-off Businesses.

(7)

Any contractual relationships arising in connection with the Spin-off Businesses (including those relating to the Spin-off Assets and Liabilities) and any security interests (including mortgage and pledge rights) established to secure rights and obligations relating thereto will belong to the Spin-off Company.

(8)

The Spin-off Company will succeed to all employment and legal relationships (including severance pay obligations, loans to employees, and any labor management spin-off agreement and employment stability agreement entered into in connection with the Spin-off) relating to all employees working in the Spin-off Businesses as of the date of the Spin-off.

6.	Surviving Company

Company Name	SK Broadband Co., Ltd.

Financial Information after Spin-off (Won)	Total Assets	4,978,029,012,980
	Total Liabilities	2,567,792,608,457
	Total Equity	2,410,236,404,523
	Capital Stock	1,679,144,235,000
	As of March 31, 2026

Revenue of Surviving Business for the Most Recent Fiscal Year (Won)	4,192,876,314,153

Principal Businesses	Fixed-line telecommunications business, etc.

Maintenance of Listing after Spin-off	No

7.	Spin-off Company

Company Name	SK Horizon Co., Ltd. (tentative)

Financial Information after Spin-off (Won)	Total Assets	2,061,315,619,982
	Total Liabilities	1,585,498,803,927
	Total Equity	475,816,816,055
	Capital Stock	331,082,990,000
	As of March 31, 2026

Revenue of Spin-off Business for the Most Recent Fiscal Year (Won)*	347,726,549,126

Principal Businesses	Provision of data center (including CDN services) and subsea cable-based international leased line services

Listing after Spin-off	No

8.	Matters Relating to Capital Reduction

Capital Reduction Ratio (%)	16.48677

Period for Tendering Existing Shares	—

Expected Trading Suspension Period	—

Conditions of Allotment of New Shares	Shareholders of the Company will receive newly issued shares of the Spin-off Company in proportion to the number of the Company’s shares they hold as of the record date for the allotment of shares of the Spin-off Company (the “Spin-off Allocation Record Date”), in shares of the same class and description.

- Pro Rata Allotment	Shareholders of the Company will receive newly issued shares of the Spin-off Company in proportion to the number of the Company’s shares they hold as of the Spin-off Allocation Record Date, in shares of the same class and description.

Spin-off Allocation Record Date	January 29, 2027

Expected Date of Delivery of New Shares	—

Expected Listing Date of New Shares	—

9.	Spin-off Schedule

Date of Resolution by the Board of Directors	August 27, 2026

Record Date for Determination of Shareholders	—

Scheduled Date of the Spin-off EGM	January 15, 2027

Effective Date of Spin-off	February 1, 2027

Closing Report Date	February 2, 2027

Scheduled Date of Registration of Spin-off	February 2, 2027

10.	Put Option or Other Agreements

None.

11.	Submission of Securities Registration Statement

Required.

12.	Plans for Future Corporate Restructuring

Other than this horizontal spin-off, the primary purpose of which is the professional and efficient management of the Spin-off Businesses, there are currently no additional plans for changes in corporate structure being considered by the Company.

The Spin-off Company is considering attracting external investment in order to strengthen business competitiveness and secure a foundation for growth, and matters relating thereto will be disclosed separately in accordance with applicable laws and regulations.

13.	In the Case of a Vertical Spin-off, Review of the Vertical Spin-off

Not applicable, as this is a simple horizontal spin-off.

14.	In the Case of a Vertical Spin-off, Shareholder Protection Measures

Not applicable, as this is a simple horizontal spin-off.

15.	Other Matters Relating to an Investment Decision

(1)	Revision or Amendment of the Spin-off Plan

The Spin-off Plan may be revised or amended prior to the Spin-off EGM by the board of directors or the representative director of the Company to the extent required due to any changes in or relating to the operations or finances of the Spin-off Businesses, the implementation of the Spin-off Plan, the plans and circumstances of the Company or consultations with relevant authorities or applicable law, and may also be changed during the Spin-off EGM approval process. Once the Spin-off Plan is approved at the Spin-off EGM to be held on January 15, 2027, it may be revised or amended (including, without limitation, as to any of the following items) from such date to the day before the date of registration of the Spin-off, by resolution of the board of directors of the Company or, depending on the nature of such matter, by the representative director, without any further approval of the shareholders, to the extent that (i) any increase or decrease in the amount of any applicable asset or liability has arisen or any asset or liability omitted or incorrectly recorded in the List of Transferred Properties has been discovered, (ii) such revision or amendment is reasonably necessary and the interests of the shareholders of the Surviving Company or the Spin-off Company are not adversely affected thereby, (iii) the substance of the relevant provision being amended or revised is not thereby altered or (iv) the Spin-off Plan itself contemplates that the relevant provision may be revised or amended. Any such revision or amendment will take effect upon public announcement or public disclosure thereof pursuant to applicable law.

(1)	Names and head office addresses of the Surviving Company and the Spin-off Company, and method of public notice;

(2)	Spin-off schedule;

(3)	Spin-off Ratio;

(4)	Amount of reduction in the capital and reserves of the Company;

(5)	Properties to remain with the Surviving Company or to be transferred to the Spin-off Company pursuant to the Spin-off and the values thereof;

(6)	Financial structure before and after the Spin-off;

(7)	Total number of shares to be issued by the Spin-off Company at the time of the Spin-off;

(8)	Matters relating to the directors and auditors of the Spin-off Company and the remuneration limit for the initial fiscal year;

(9)	Articles of incorporation of the Surviving Company and the Spin-off Company; and

(10)	Attachments to the Spin-off Plan (including the List of Transferred Properties).

(2)

Any matter that is not addressed in the Spin-off Plan but is required to be determined in relation to the Spin-off may be addressed by revising or amending the Spin-off Plan by resolution of the Company’s board of directors or, depending on the nature of such matter, by the decision of the Company’s representative director upon delegation of such authority by the Company’s board of directors.

(3)

The meeting of the Surviving Company’s shareholders for report of the Spin-off and/or the inaugural meeting of shareholders of the Spin-off Company may be substituted by resolutions of the boards of directors of the respective companies and the public announcement thereof.

(4)	Appraisal Rights of Dissenting Shareholders

Not applicable, as the Spin-off will be a simple horizontal spin-off conducted pursuant to Articles 530-2 through 530-11 and Article 530-13 of the Commercial Code of Korea.

(5)	Creditor Protection Procedures

There will be no applicable creditor protection procedures, as the Surviving Company and the Spin-off Company will jointly be liable for the liabilities of the Company incurred prior to the Spin-off pursuant to Article 530-9, Section 1 of the Commercial Code of Korea.

(6)	Matters Requiring Transition between Companies

Matters requiring transition between the Surviving Company and the Spin-off Company in connection with the implementation of the Spin-off Plan (including documents, data or other information or matters related to the Spin-off Businesses) will be determined by separate agreement between the Surviving Company and the Spin-off Company.

(7)	Any matter not addressed in the Spin-off Plan but required to be determined in relation to the Spin-off may be determined and implemented by the representative director of the Company.

(8)	Transfer of Personal Information

As of the effective date of the Spin-off, all personal information relating to the Spin-off Businesses will be transferred to the Spin-off Company pursuant to the Personal Information Protection Act of Korea and other laws related to the protection of personal information, and the Company will implement all legal requirements for such transfer, including notice thereof, within the prescribed deadline.

The timeline of the Spin-off remains subject to change based on applicable law, circumstances of the relevant parties and discussions with relevant authorities.

The financial information set forth in Sections 6 (Surviving Company) and 7 (Spin-off Company) above is on a separate basis.

The revenue of the Surviving Company and the Spin-off Company for the most recent fiscal year set forth in Sections 6 (Surviving Company) and 7 (Spin-off Company) above is based on the classifications made for the Company’s internal management accounting purposes in its separate financial statements for the immediately preceding fiscal year (2025).

Related Disclosure: See the current reports on Form 6-K titled “Clarification Regarding Rumors or Media Reports” and “Update to Clarification Regarding Rumors or Media Reports” furnished by SK Telecom on July 10, 2026 and August 7, 2026, respectively.

Information about SK Broadband

(as of December 31, 2025)

Name	SK Broadband Co., Ltd.

- Representative	Seong Soo Kim

- Principal Business	Fixed-line telecommunications business

- Material Subsidiary of SK Telecom	Yes

Total Assets of SK Broadband (Won)	6,875,581,409,603

Consolidated Total Assets of SK Telecom (Won)	30,107,782,844,989

Ratio of SK Broadband’s Total Assets to SK Telecom’s Consolidated Total Assets (%)	22.8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Taehee Kim
(Signature)
Name:	Taehee Kim
Title:	Vice President

Date: August 27, 2026